UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from                      to

Commission file number 033-90866

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2014

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule of Assets Held at December 31, 2014 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 29, 2015

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Investments at fair value:
Shares of registered investment companies	$277,960,509	$256,380,151
Common collective trust	37,569,394	38,713,273
Employer securities	58,247,021	52,971,607

	373,776,924	348,065,031

Receivables:
Notes receivable from participants	8,861,567	8,212,686
Securities in transit	1,126,307	11,329
Employer contributions receivable	6,174,144	6,283,121

Net assets reflecting investments at fair value	389,938,942	362,572,167

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(540,717)	(544,943)

Net assets available for benefits	$389,398,225	$362,027,224

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2014	2013
Sources of net assets:
Unrealized gain on investment transactions	$9,113,947	$59,846,878
Employee contributions	16,770,656	16,002,277
Employer contributions	12,655,188	11,870,072
Interest and dividend income	18,926,335	10,710,320
Realized gain on investment transactions	1,529,341	1,200,912

Total sources of net assets	58,995,467	99,630,459

Applications of net assets:
Benefit payments	36,119,406	24,026,730
Administrative expenses	220,072	228,880

Total applications of net assets	36,339,478	24,255,610

Increase in net assets	22,655,989	75,374,849

Transfer of assets into plan	4,715,012	977,466

Net assets available for benefits:
Beginning of year	362,027,224	285,674,909

End of year	$389,398,225	$362,027,224

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2013, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date but those hired before October 1, 2004 are not eligible for employer contributions. Collectively bargained employees of Triangle Engineered Products are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring Pennsylvania are eligible for discretionary matching and discretionary annual profit sharing contributions. As of June 1, 2012, former collectively bargained employees of Barber Spring Ohio are no longer covered by their union multiemployer plan and are eligible to participate in the Plan. All collectively bargained employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

Effective as of November 15, 2013, certain assets of the ADP TotalSource Retirement Savings Plan were transferred from the trust for the Turbonetics Plan into the Plan. The total fair market value of the net assets transferred into the Plan as a result of this merger was $977,466. Effective December 31, 2014, assets of the TransTech Incentive 401(k) Plan were transferred into the Plan. The total fair market value of the net assets transferred as a result of this merger was $4,715,012.

A committee appointed by Wabtec’s Board of Directors (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax contributions from 1% to 50% of their eligible compensation, limited to $17,500 in 2014 and 2013. Also, effective January 1, 2008, new eligible employees are automatically enrolled in the Plan, with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $5,500 annually in 2014 and 2013. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax contribution and after-tax contribution may not exceed 50% of their eligible compensation.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on December 31. In addition, the Company will match 100% of the participant’s pre-tax and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals - A participant may withdraw any amount of the vested portion of his or her employer matching account, employer basic account, employee after-tax account, and rollover account at any time. Once a participant has reached age 59  1⁄2, he or she can withdraw any portion of his or her employee elective account.

Hardship Withdrawals - In the case of hardship, as defined in the plan document, the participant can receive up to 100% of his or her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2014, range from 3.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax and after tax contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2014 amounted to $633,002 ($925,943 in 2013). As of December 31, 2014, the amount in the forfeited non-vested accounts totaled $905,078 ($361,579 in 2013).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting.

As described in Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), and investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Pension Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2014, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2014 the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENT

ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, several mutual funds through Fidelity Management Trust Company (Fidelity) and mutual funds held by various other issuers, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the quoted Net Asset Value (NAV) of shares held by the Plan at year end.

Common Collective Trust: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on fair value as determined by the issuer based on the fair value of the underlying investments. The collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the collective trust fund at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Total Fair Value at December 31, 2014	Fair Value Measurements at December 31, 2014 Using
Assets		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$157,142,350	$157,142,350	$—	$—
Large Growth Shares of registered investment companies	75,647,885	75,647,885	—	—
Mid Value Shares of registered investment companies	13,461,691	13,461,691	—	—
Large Value Shares of registered investment companies	11,592,019	11,592,019	—	—
Intermediate Shares of registered investment companies	10,581,374	10,581,374	—	—
Small Growth Shares of registered investment companies	9,535,190	9,535,190	—	—
Employer securities	58,247,021	58,247,021	—	—
Common collective trust	37,569,394	—	37,569,394	—

Total	$373,776,924	$336,207,530	$37,569,394	$—

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Total Fair Value at December 31, 2013	Fair Value Measurements at December 31, 2013 Using
Assets		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$139,571,977	$139,571,977	$—	$—
Large Growth Shares of registered investment companies	72,633,574	72,633,574	—	—
Mid Value Shares of registered investment companies	12,030,364	12,030,364	—	—
Large Value Shares of registered investment companies	11,824,152	11,824,152	—	—
Intermediate Shares of registered investment companies	10,444,971	10,444,971	—	—
Small Growth Shares of registered investment companies	5,908,716	5,908,716	—	—
Small Blend Shares of registered investment companies	3,966,397	3,966,397	—	—
Employer securities	52,971,607	52,971,607	—	—
Common collective trust	38,713,273	—	38,713,273	—

Total	$348,065,031	$309,351,758	$38,713,273	$—

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust	$37,569,394	N/A	Daily	N/A

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust	$38,713,273	N/A	Daily	N/A

4. INVESTMENTS

The trustee of the Plan is Fidelity per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides recordkeeping functions for the Plan. The fair market values of individual assets that represent 5% or more or the Plan’s net assets as of December 31, 2014 and 2013 are as follows:

	December 31, 2014		December 31, 2013
Wabtec Stock Fund	$58,247,021		$52,971,607
Fidelity Managed Income Portfolio II Class I	37,569,394		38,713,273
Fidelity Growth Company Fund K	28,783,699		27,099,265
Spartan 500 Index Fund – Investor Class	27,720,117		27,597,133
Fidelity Freedom 2020 Fund K	25,885,301		22,162,234
Fidelity Contrafund K	21,180,801		21,878,052
Fidelity Blue Chip Growth Fund K	19,720,251		22,162,234
Fidelity Freedom 2030 Fund K	19,376,106	*	21,878,052

*	Investment balance did not meet the 5% threshold at the respective year end, shown for comparative purposes only.

The contract value for the Fidelity Managed Income Portfolio II Class I is $37,028,677 for the year ended December 31, 2014 ($38,168,330 in 2013).

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,643,288 as of December 31, 2014 (the Plan’s investments appreciated in value by $61,047,790 in December 31, 2013) as follows:

	Year ended December 31, 2014
	2014	2013
Employer Securities	$8,869,095	$22,112,422
Shares of registered investment companies	1,774,193	38,935,368

Total appreciation	$10,643,288	$61,047,790

5. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in unrealized gain (loss) on investment transactions, as they are paid through revenue sharing, rather than as a direct payment. Fees paid by the Plan for professional, legal, and accounting expenses amounted to $133,419 for the year ended December 31, 2014 ($145,993 in 2013). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment income (loss) from parties-in-interest transactions and interest from participant loans amounted to $28,709,683 for the year ended December 31, 2014 ($67,342,137 in 2013).

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2014	2013
Net assets available for plan benefits per the financial statements	$389,398,225	$362,027,224
Investments	8,861,567	8,212,686
Notes receivable from participants	(8,861,567)	(8,212,686)
Adjustment from fair value to contract value for fully benefit responsive investment contract	540,717	544,943

Net assets available for plan benefits per the form 5500	$389,938,942	$362,572,167

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2014	2013
Net increase in net assets available for plan benefits per the financial statements	$22,655,989	$75,374,849
Less: Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(544,943)	(1,066,981)
Plus: Current year adjustment from fair value to contract value for fully benefit responsive investment contract	540,717	544,943

Net increase in net assets available for plan benefits per the Form 5500	$22,651,763	$74,852,811

7. PROHIBITED TRANSACTIONS

The Plan sponsor inadvertently failed to deposit approximately $28,993 of participant elective deferral contributions for the years 2009 through 2014 within the required time frame as stated by United States Department of Labor (DOL) regulations. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings), filing a Form 5330, and paying the applicable excise tax to the Internal Revenue Service during 2015. The excise tax payments were made from the Plan sponsor’s assets and not the assets of the Plan.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD

DECEMBER 31, 2014

Identity of Issuer	Description of Asset	Fair Value
Wabtec	Wabtec Stock Fund *	$58,247,021
Fidelity	Fidelity Managed Income Portfolio II Class I *	37,569,394
Fidelity	Fidelity Growth Company Fund K *	28,783,699
Fidelity	Spartan 500 Index Fund – Investor Class *	27,720,117
Fidelity	Fidelity Freedom 2020 Fund K *	25,885,301
Fidelity	Fidelity Contrafund K *	21,180,802
Fidelity	Fidelity Blue Chip Growth Fund K *	19,720,251
Fidelity	Fidelity Freedom 2030 Fund K *	19,376,106
Fidelity	Fidelity Freedom 2025 Fund K *	18,867,899
Fidelity	Fidelity Freedom 2040 Fund K *	13,925,789
Fidelity	Fidelity Equity-Income Fund K *	11,592,019
Fidelity	Fidelity Freedom 2015 Fund *	11,134,574
Fidelity	Fidelity Freedom 2035 Fund K *	11,121,237
JP Morgan	JP Morgan Core Bond RS	10,581,374
Wabtec Savings Plan	Participant Loan Fund* (Interest rates range from 3.25% to 9.25%)	8,861,567
Fidelity	Fidelity Low-Priced Stock Fund K *	7,418,389
Fidelity	Fidelity Overseas Fund K *	7,003,737
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R5	5,867,701
Fidelity	Fidelity Freedom 2050 Fund K *	4,681,476
Fidelity	Fidelity Freedom 2045 Fund K *	4,634,777
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value Inst	4,279,237
Fidelity	Small Cap ENH Index *	4,173,066
Morgan Stanley Investment Management	MSIF Small Company Growth Portfolio Class I Shares	3,898,146
Fidelity	Fidelity Freedom Income Fund K *	3,509,154
Fidelity	Fidelity Freedom 2010 Fund K *	3,177,977
Vanguard	Mid Cap Index Fund	1,764,064
Fidelity	Fidelity Freedom 2005 Fund K *	1,560,837
Vanguard	Small Cap Index Fund	1,463,978
Vanguard	Total BD Market Fund	1,373,869
Fidelity	Fidelity High Income Fund*	1,273,021
Fidelity	Fidelity Freedom 2055 Fund K *	1,211,836
Vanguard	Total International Stock Fund	682,254
Vanguard	Emerging Market Stock Index Fund	95,433
Fidelity	Fidelity Freedom 2005 Fund *	2,389

		$382,638,491

*	The above named institution is a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Includes Late Participant Loan Repayments	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP

2014	No	$4,833	**	$0		$0
2013	No	$5,533	**	$1,950	*	$0
2012	No	$5,349	**	$0		$0
2011	No	$4,957	**	$0		$0
2010	No	$4,886	**	$0		$0
2009	No	$1,485	**	$0		$0

*	Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service during 2014.
**	Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service during 2015

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wabtec Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Senior Vice President, Human Resources and Plan Administrator of the Wabtec Savings Plan

June 29, 2015